FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 25th of August, 2005

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.

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M-Systems Flash Disk Pioneers Ltd. ("M-Systems") announced today that it has entered into cooperation agreements with Hynix Semiconductor Inc. ("Hynix").  Under the agreements with Hynix, M-Systems intends to purchase, for a total amount of US$ 100 million, equipment which is to be placed at Hynix`s manufacturing facility, in return for which M-Systems is to receive guaranteed capacity and favorable purchasing terms from Hynix. The purchased equipment shall be operated and maintained by Hynix and M-Systems` entitlements under the agreements shall not be affected by the utilization of the equipment by Hynix. Hynix shall initiate the supply of products to M-Systems upon M-Systems` purchase of the equipment and the supply shall be over a period of 6 years. M-Systems and Hynix have agreed that in the event of the termination of the product supply agreement prior to its scheduled expiration date, including at M-Systems` initiative under certain permitted circumstances, Hynix shall purchase the equipment from M-Systems at a price which shall be equal to the then remaining unreimbursed portion of the equipment purchase price.

Attached hereto is the text of a press release issued today by M-Systems.

This Form 6-K is incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission (Registration No. 333-126774).

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers Ltd.
(Registrant)
Date:	August 25th, 2005	By:	/s/ Etan Mogilner
Associate General Counsel

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Editorial Contacts	Investor Contacts
David Coates	Jeff Corbin / Lee Roth
Brodeur Worldwide	KCSA Worldwide
dcoates@brodeur.com	jcorbin@kcsa.com / lroth@kcsa.com
Tel: 1-617-587-2927	Tel: 1-212-896-1214 / 1209

FOR IMMEDIATE RELEASE:

M-Systems Signs Cooperation Agreements with Hynix

KFAR SABA, Israel, Aug. 25, 2005 - M-Systems (Nasdaq: FLSH) announced today that it has signed cooperation agreements with Hynix Semiconductor Inc. (KSE: 000660.KS).

Under a product supply agreement with Hynix, M-Systems intends to purchase equipment for a total amount of  $100 million to be placed at Hynix`s manufacturing facility in return for guaranteed capacity with favorable terms.  Hynix shall initiate the supply of wafers to M-Systems upon M-Systems` purchase of the equipment.

In addition, M-Systems and Hynix are developing a DiskOnChip® embedded flash drive (EFD) product for the mobile handset market.

"These agreements are important to support our continued growth and commitments to our customers," said Dov Moran, president and CEO of M‑Systems. "Hynix becoming an additional source for DiskOnChip further validates our leadership within the EFD category."

About Hynix Semiconductor Inc.

Hynix Semiconductor Inc. (HSI) of Ichon, Korea, is one of the leading companies in the development, sales, marketing and distribution of high-quality semiconductors, including DRAM, SRAM and Flash memory devices. Hynix Semiconductor is the world`s top tier DRAM and Flash supplier with six manufacturing fabs worldwide. Hynix Semiconductor maintains worldwide development, manufacturing, sales and marketing facilities. Further information about Hynix Semiconductor is available at www.hynix.com.

About M-Systems

M-Systems develops, manufactures and markets innovative flash-based data storage solutions for consumer electronics and embedded markets.  The Company targets the fast growing multimedia mobile handset market with its DiskOnChip® and MegaSIM(TM) solutions and the popular USB flash drive market with its DiskOnKey® product.  More information about M‑Systems is available online at www.m-systems.com.

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All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M‑Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M‑Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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